22 Crosby Drive
Bedford, MA 01730
Tel: +1 781 687 8500
Fax: +1 781 687 8289
www.interactivedata.com
November 4, 2005

Via EDGAR and Facsimile (202-772-9208)

Ms. Joyce Sweeney
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Interactive Data Corporation
Form 10-K for the Fiscal Year Ended December 31, 2004
Forms 10-Q for the Quarters Ended March 31, 2005 and June 30, 2005
File No. 001-31555
Dear Ms. Sweeney:
               Interactive Data Corporation (the “Company”) sets forth below its responses to the comments (the “Comments”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated September 27, 2005, concerning its Form 10-K for the year ended December 31, 2004 and the Forms 10-Q for the quarters ended March 31, 2005 and June 30, 2005, filed with the Commission on March 16, 2005, May 10, 2005 and August 8, 2005, respectively. The Company’s explanations set forth below are in response to the Comments.
Form 10-K for the Fiscal Year Ended December 31, 2004
Notes to the Financial Statements
Note 5 —Goodwill and Intangible Assets, page 56
Comment No. 1: Please tell us how you determined the weighted average amortization period for computer software, customer lists and service contracts. Specifically tell us whether you used an independent third party to assist in making the determination and the methodology used.

Ms. Joyce Sweeney
November 4, 2005

Response: The weighted average amortization period for computer software, customer lists and service contracts was determined by calculating the weighted average of the amortization periods for all of the intangible assets within each of these asset classes. For example, the weighted average amortization period of 7.2 years for computer software reflects the weighted average of the amortization periods of the individual computer software assets that have been recorded by the Company. The Company notes that while disclosure of the weighted average amortization period is not required, it believes this disclosure provides useful supplemental information to investors. The weighted average amortization period is presented in Note 5 to its financial statements, but it is not used in the calculation of amortization expense. The Company calculates amortization expense using the straight line method and the estimated useful life of each asset class. The Company used an independent third party valuation specialist to assist the Company in making its determination of the remaining useful lives for each individual intangible asset acquired as well as to assist the Company in identifying the intangible assets acquired and estimating their fair value.
               In accordance with paragraph 52 of Statement of Financial Accounting Standards No. 141, “Business Combinations” (“FAS 141”), the Company will, in future filings, disclose in the notes to its annual financial statements in the year in which a material business combination is completed the weighted average amortization period, in total and by major intangible asset class, of any intangible assets acquired that are significant in relation to the total cost of the acquired entity. In this regard, the Company advises the Staff that it currently intends to include disclosure in its Annual Report on Form 10-K for the year ending December 31, 2005 of the weighted average amortization period, in total and by major intangible asset class, of the intangible assets acquired in its 2004 acquisition of FutureSource LLC (“FutureSource”) and its 2003 acquisition of Comstock, Inc.(“Comstock”).
Comment No. 2: Please tell us and in future filings disclose the reasons for the purchase accounting adjustments during 2003 and 2004. Explain how the adjustment amounts were determined and how you determined the appropriate accounting treatment. Please refer to paragraph 51 of SFAS 141.
Response: The Company advises the Staff that it recorded the following purchase accounting adjustments during 2003, which in aggregate resulted in a $4.3 million decrease of its goodwill balance during 2003.
        (1)    Items that caused goodwill to decrease by $4.3 million consisted of changes in estimates of $1.7 million primarily associated with preacquisition contingencies related to the Company’s 2000 transaction involving Data Broadcasting Corporation (“DBC”) and a change in estimate of $2.6 million associated with a preacquisition contingency related to its 1999 acquisition of Muller Data Corporation (“Muller”), which was recorded after one year of the acquisition but within the expected allocation period. These adjustments were recorded in accordance with paragraph 5 of Statement of Financial Accounting Standards No. 38, “Accounting for Preacquisition

Ms. Joyce Sweeney
November 4, 2005

Contingencies of Purchased Enterprises” (“FAS 38”). The Muller purchase accounting adjustment related to an agreement to provide services to a customer for a ten year period. The obligations under this agreement were assumed by the Company in connection with its acquisition of Muller. Total deferred revenue of $6.5 million was recorded in the purchase accounting for this acquisition based on the carrying value of an advanced payment from the customer that was previously recorded by Muller. At the time of the acquisition of Muller by the Company, the Company determined that the allocation period for this preacquisition contingency would be longer than one year from the date of the acquisition as the Company was waiting for information from the customer as to whether it would utilize services under this agreement.
        (2)    Items that caused goodwill to decrease by $0.3 million reflected reductions of accrued severance costs based upon the ultimate amounts of severance costs incurred. These adjustments were recorded in accordance with Emerging Issues Task Force 95-3: Recognition of Liabilities in Connection with a Purchase Business Combination (“EITF 95-3”). These reductions were based on the ultimate amounts of severance costs incurred and related to the Company’s acquisition of Muller, the transaction involving DBC and the acquisition of certain assets from Merrill Lynch, Pierce, Fenner & Smith Incorporated (the “Merrill Business”).
        (3)    Items that caused goodwill to increase by $0.3 million reflected the reversal of temporary differences that existed on the acquisition dates of certain businesses (primarily the Merrill Business). These adjustments were recorded in accordance with paragraph 30 of Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes” (“FAS 109”).
               The Company advises the Staff that it recorded the following purchase accounting adjustments during 2004, which in aggregate resulted in a $3.1 million reduction of its goodwill balance during 2004.
        (1)    Items that caused goodwill to decrease by $2.3 million consisted of changes in estimates associated with preacquisition contingencies related primarily to the Company’s 2003 acquisition of ComStock ($1.7 million), of which $1.6 million was recorded within the allocation periods, and its 1999 acquisition of Muller ($0.6 million), which occurred after one year from the acquisition but within the expected allocation period, as described above. These adjustments were recorded in accordance with paragraph 5 of FAS 38 for acquisitions consummated before July 1, 2001 and paragraph 40 of FAS 141 for acquisitions consummated on or after July 1, 2001. The Muller purchase accounting adjustment related to the agreement to provide services to the customer described above (under the first paragraph of the description of the adjustments which were recorded in 2003) which was assumed by the Company in connection with its acquisition of Muller. In addition, the Company revalued the estimated fair value of its obligations under this agreement based on the direct and incremental costs of fulfilling its obligations thereunder plus a normal profit margin thereon. The Company determined that the estimated fair value of its legal obligations was not material as it only needed to

Ms. Joyce Sweeney
November 4, 2005

modify a software application in order to deliver the services it was required to deliver under this agreement in the event the customer decided to utilize services under this agreement.
          (2)    Items that caused goodwill to decrease by $0.8 million reflected the reversal of temporary differences that existed on the acquisition date of certain businesses (primarily Comstock and DBC). These adjustments were recorded in accordance with paragraph 30 of FAS 109.
               While the Company believes it appropriately recorded these purchase accounting adjustments in accordance with relevant accounting guidance, the Company concluded that these adjustments were not material to the Company’s consolidated financial statements in any of the historical periods presented. The Company notes that it considered all of the qualitative and quantitative factors set forth in Staff Accounting Bulletin No. 99 “Materiality” in reaching this conclusion. Accordingly, the Company concluded that disclosure was not required in accordance with paragraph 51(h) of FAS 141. The Company notes that in accordance with paragraph 51 of FAS 141 that it will disclose in future filings any purchase price allocations that have not been finalized as well as the nature and amount of any material adjustments made to the initial allocation of the purchase price. The Company also notes that it does not expect to record any material purchase accounting adjustments in the future with respect to any of the acquisitions that it has completed.
Form 10-Q for the Fiscal Quarter Ended June 30, 2005.
Condensed Consolidated Balance Sheets, page 4
Comment No. 3: We note that goodwill decreased from $480 million at December 31, 2004 to $467 million at June 30, 2005. Please tell us and in future filings disclose the reasons for the decrease and how you determined the appropriate accounting treatment.
Response: The Company advises the Staff that the $13.4 million reduction of its goodwill balance from December 31, 2004 as compared to June 30, 2005 consists of (a) changes in foreign exchange rates on its goodwill balances totaling $8.3 million, which was recorded in accordance with Statement of Financial Accounting Standards No. 52, “Foreign Currency Translation” and (b) purchase accounting adjustments totaling $5.1 million. The $5.1 million of purchase accounting adjustments recorded during 2005 consist of the following items.
        (1)    Items that caused goodwill to decrease by $4.9 million reflected changes in estimates associated with preacquisition contingencies. These adjustments were recorded in accordance with paragraph 5 of FAS 38 for acquisitions consummated before July 1, 2001 and paragraph 40 of FAS 141 for acquisitions consummated on or after July 1, 2001. These items related to changes in estimates aggregating $1.2 million associated with preacquisition contingencies related to the Company’s 2000 transaction involving DBC, $0.5 million associated with preacquisition contingencies related to its 2004 acquisition of FutureSource, which occurred within the allocation period, and $3.2

Ms. Joyce Sweeney
November 4, 2005

million associated with a preacquisition contingency related to its 1999 acquisition of Muller, which was recorded after one year from the acquisition but within the expected allocation period. The Muller purchase accounting adjustment was the final adjustment related to the agreement to provide services to the customer, as described above in the Company’s response to Comment No. 2 under the first paragraphs of the descriptions of the adjustments recorded in each of 2003 and 2004, which was assumed by the Company in connection with its acquisition of Muller. The Company notes that it also recorded a corresponding adjustment to reduce the liability related to this agreement.
        (2)    Items that caused goodwill to decrease by $0.2 million reflected other federal income tax uncertainties associated with the Company’s 2000 transaction involving DBC.
             While the Company believes it appropriately recorded these purchase accounting adjustments in accordance with relevant accounting guidance, the Company concluded that these adjustments were not material to the Company’s consolidated financial statements in any of the historical periods presented. The Company notes that it considered all of the qualitative and quantitative factors set forth in Staff Accounting Bulletin No. 99 “Materiality” in reaching this conclusion. Accordingly, the Company concluded that disclosure was not required in accordance with paragraph 51(h) of FAS 141. The Company notes that in accordance with paragraph 51 of FAS 141 that it will disclose in future filings any purchase price allocations that have not been finalized as well as the nature and amount of any material adjustments made to the initial allocation of the purchase price. The Company also notes that it does not expect to record any material purchase accounting adjustments in the future with respect to any of the acquisitions that it has completed.
* * *

Ms. Joyce Sweeney
November 4, 2005

               The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to its filings and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
* * *
               If you have any questions with regard to these responses, or if you require additional information, please feel free to contact me at (781) 687-8500.
Sincerely,
/s/ Steven G. Crane
Steven G. Crane
Executive Vice President and
     Chief Financial Officer
Interactive Data Corporation

cc:	Stuart J. Clark, President and Chief Executive Officer,
   Interactive Data Corporation
Christine Sampson, Vice President and Corporate Controller,
   Interactive Data Corporation
Andrea H. Loew, Vice President and General Counsel,
   Interactive Data Corporation
Allan R. Tessler, Audit Committee Chairman,
   Interactive Data Corporation
Stephen Soske, Partner, PricewaterhouseCoopers LLP
Stephen T. Giove, Partner, Shearman & Sterling LLP